UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Maplebear Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

565394103**

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

February 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL USV XIV HOLDCO, LTD. (“SEQUOIA CAPITAL USV XIV HOLDCO”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,726,519
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,726,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,726,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%1
14.	Type of Reporting Person (See Instructions) OO

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VI, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,744,206
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,744,206

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,744,206
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 308,013
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 308,013

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,013
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND II, L.P. (“SEQUOIA CAPITAL GLOBAL GROWTH FUND II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,405,162
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,405,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,405,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 68,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 68,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,774,756
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,774,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 164,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 164,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. (“SC GGF III ”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 351,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 351,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. (“SC US/E EXPANSION FUND I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. (“SC US/E EXPANSION FUND I MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,150,331 of which 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,150,331 of which 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,331
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, L.P. (“SC U.S. VENTURE FUND XIV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,726,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV, L.P. (“SC U.S. VENTURE PARTNERS FUND XIV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,726,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), L.P. (“SC U.S. VENTURE FUND XIV (Q)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,726,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SC U.S. VENTURE XIV MANAGEMENT, L.P. (“SC U.S. VENTURE XIV MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

25,726,519 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,726,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SC U.S. GROWTH VI MANAGEMENT, L.P. (“SC U.S. GROWTH VI MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

5,052,219 shares, of which 4,744,206 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI and 308,013 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND is SC U.S. GROWTH VI MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

5,052,219 shares, of which 4,744,206 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI and 308,013 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND is SC U.S. GROWTH VI MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SC GLOBAL GROWTH II MANAGEMENT, L.P. (“SC GLOBAL GROWTH II MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

4,473,182 shares, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II and 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH FUND II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

4,473,182 shares, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II and 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH FUND II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,473,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SCGGF III – U.S./INDIA MANAGEMENT, L.P. (“SCGGF III – U.S./INDIA MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,217,532
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,217,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SC U.S. GROWTH VII MANAGEMENT, L.P. (“SC U.S. GROWTH VII MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

1,939,711 shares, of which 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII and 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

1,939,711 shares, of which 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII and 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 351,374 shares, of which 351,374 shares are directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 351,374 shares, of which 351,374 shares are directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

41,910,868 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO, 4,744,206 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI, 308,013 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND, 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT, 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII, 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, 351,374 shares are directly owned by SC GGF III, 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I and 2,150,331 shares are directly owned by SC US/E EXPANSION FUND I MGMT. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND is SC U.S. GROWTH VI MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PIRNCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. SC US TTGP is the General Partner of SC U.S. VENTURE XIV MANAGEMENT, SC U.S. GROWTH VI MANAGEMENT, SC GLOBAL GROWTH II MANAGEMENT, SCGGF III- U.S./INDIA MANAGEMENT, SC U.S. GROWTH VII MANAGEMENT, SC GGF III MGMT and SC US/E EXPANSION FUND I MGMT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

41,910,868 shares, of which 25,726,519 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO, 4,744,206 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI, 308,013 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND, 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT, 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII, 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, 351,374 shares are directly owned by SC GGF III, 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I and 2,150,331 shares are directly owned by SC US/E EXPANSION FUND I MGMT. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH PRINCIPALS VI FUND is SC U.S. GROWTH VI MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PIRNCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. SC US TTGP is the General Partner of SC U.S. VENTURE XIV MANAGEMENT, SC U.S. GROWTH VI MANAGEMENT, SC GLOBAL GROWTH II MANAGEMENT, SCGGF III- U.S./INDIA MANAGEMENT, SC U.S. GROWTH VII MANAGEMENT, SC GGF III MGMT and SC US/E EXPANSION FUND I MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,910,868
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% 1
14.	Type of Reporting Person (See Instructions) IN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT. are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% 1
14.	Type of Reporting Person (See Instructions) IN

1

Based on a total of 280,215,950 shares of Class A common stock as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Maplebear, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 50 Beale Street, Suite 600 San Francisco, California 94105.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital USV XIV Holdco, Ltd., a Cayman Islands limited liability company (“Sequoia Capital USV XIV Holdco”); (ii) Sequoia Capital U.S. Growth Fund VI, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth Fund VI”); (iii) Sequoia Capital U.S. Growth Principals VI Fund, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth Principals VI Fund”); (iv) Sequoia Capital Global Growth Fund II, L.P., a Cayman Islands limited partnership (“Sequoia Capital Global Growth Fund II”); (v) Sequoia Capital Global Growth II Principals Fund, L.P., a Cayman Islands limited partnership (“Sequoia Capital Global Growth II Principals Fund”); (vi) Sequoia Capital U.S. Growth Fund VII, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth Fund VII”); (vii) Sequoia Capital U.S. Growth VII Principals Fund, L.P., a Cayman Islands limited partnership (“Sequoia Capital U.S. Growth VII Principals Fund”); (viii) Sequoia Capital Global Growth Fund III – Endurance Partners, L.P., a Cayman Islands limited partnership (“SC GGF III”); (ix) Sequoia Capital US/E Expansion Fund I, L.P., a Cayman Islands limited partnership (“SC US/E Expansion Fund I”); (x) Sequoia Capital US/E Expansion Fund I Management, L.P, a Cayman Islands limited partnership (“SC US/E Expansion Fund I MGMT”); (xi) Sequoia Capital U.S. Venture Fund XIV, L.P., a Cayman Islands limited partnership (“SC U.S. Venture Fund XIV”); (xii) Sequoia Capital U.S. Venture Partners Fund XIV, L.P., a Cayman Islands limited partnership (“SC U.S. Venture Partners Fund XIV”); (xiii) Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., a Cayman Islands limited partnership (“SC U.S. Venture Fund XIV (Q)”); (xiv) SC U.S. Venture XIV Management, L.P., a Cayman Islands limited partnership (“SC U.S. XIV Management”); (xv) SC U.S. Growth VI Management, L.P., a Cayman Islands limited partnership (“SC U.S. Growth VI Management”); (xvi) SC Global Growth II Management, L.P., a Cayman Islands limited partnership (“SC Global Growth II Management”); (xvii) SCGGF III – U.S./India Management, L.P., a Cayman Islands limited partnership (“SCGGF III – U.S./India Management”); (xviii) SC U.S. Growth VII Management, L.P., a Cayman Islands limited partnership (“SC U.S. Growth VII Management”); (xix) Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., a Cayman Islands limited partnership (“SC GGF III MGMT”); (xx) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US (TTGP)”); (xxi) Douglas Leone, a citizen of the USA (“DL”); and (xxii) Roelof Botha, a citizen of the USA (“RB”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI, Sequoia Capital U.S. Growth Principals VI Fund, Sequoia Capital Global Growth Fund II, Sequoia Capital Global Growth II Principals Fund, Sequoia Capital U.S. Growth Fund VII, Sequoia Capital U.S. Growth VII Principals Fund, SC GGF III, SC US/E Expansion Fund I, SC US Venture Fund XIV, SC U.S. Venture Partners Fund XIV, SC U.S. Venture Fund XIV (Q), SCGGF III – U.S./India Management, SC U.S. Growth VII Management is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC US/E Expansion Fund I MGMT is to serve as general partner of SC US/E Expansion Fund I. The principal occupation or employment of SC U.S. XIV Management is to serve as general partner of Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q). The principal occupation or employment of SC U.S. Growth VI Management is to serve as general partner of Sequoia Capital U.S. Growth Fund VI and Sequoia Capital U.S. Growth Principals VI Fund. The principal occupation or employment of SC Global Growth II Management is to serve as general partner of Sequoia Capital U.S. Growth Fund II and Sequoia

Capital U.S. Growth II Principals Fund. The principal occupation or employment of SC GGF III MGMT is to serve as general partner of SC GGF III. The principal occupation or employment of SC US (TTGP) is to serve as general partner of SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT, SC US/E Expansion Fund I MGMT and certain affiliated vehicles. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI, Sequoia Capital U.S. Growth Principals VI Fund, Sequoia Capital Global Growth Fund II, Sequoia Capital Global Growth II Principals Fund, Sequoia Capital U.S. Growth Fund VII, Sequoia Capital U.S. Growth VII Principals Fund, SC US/E Expansion Fund I, SC US/E Expansion Fund I MGMT, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV, SC U.S. Venture Fund XIV (Q), SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III, SC GGF III MGMT and SC US (TTGP) are each organized under the laws of the Cayman Islands. DL and RB are citizens of the USA.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

On August 11, 2023, Ravi Gupta was appointed to the Board of Directors (the “Board”) of the Company. Mr. Gupta is a Managing Member of Sequoia Capital.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 280,215,950 shares of Class A common stock stated to be outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023. The Reporting Persons may be deemed to beneficially own an aggregate of 41,910,868 shares of Class A Common Stock, which constitutes approximately 15.0 % of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Sequoia Capital USV XIV Holdco beneficially owns 25,726,519 shares of Class A Common Stock, which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund VI beneficially owns 4,744,206 shares of Class A Common Stock, which represents approximately 1.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Principals VI Fund beneficially owns 308,013 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Global Growth Fund II beneficially owns 4,405,162 shares of Class A Common Stock, which represents approximately 1.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Global Growth II Principals Fund beneficially owns 68,020 shares of Class A Common Stock, which represents approximately Less than 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund VII beneficially owns 1,774,756 shares of Class A Common Stock, which represents approximately Less than 0.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth VII Principals Fund beneficially owns 164,955 shares of Class A Common Stock, which represents approximately Less than 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III beneficially owns 351,374 shares of Class A Common Stock, which represents approximately Less than 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I beneficially owns 1,000,000 shares of Class A Common Stock, which represents approximately Less than 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I MGMT, as the general partner of SC US/E Expansion Fund I, may be deemed to beneficially own an aggregate of 3,150,331 shares of Class A Common Stock, which represents approximately 1.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Fund XIV may be deemed to beneficially own an aggregate of 25,726,519 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Partners Fund XIV may be deemed to beneficially own an aggregate of 25,726,519 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Fund XIV (Q) may be deemed to beneficially own an aggregate of 25,726,519 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. XIV Management, as the general partner of Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), may be deemed to beneficially own an aggregate of 2,147,931 shares of Class A Common Stock, which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VI Management, as the general partner of Sequoia Capital U.S. Growth Fund VI and Sequoia Capital U.S. Growth Principals VI Fund, may be deemed to beneficially own an aggregate of 5,052,219 shares of Class A Common Stock, which represents approximately 1.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC Global Growth II Management, as the general partner of Sequoia Capital U.S. Growth Fund II and Sequoia Capital U.S. Growth II Principals Fund, may be deemed to beneficially own an aggregate of 4,473,182 shares of Class A Common Stock, which represents approximately 1.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III – U.S./India Management beneficially owns 1,217,532 shares of Class A Common Stock, which represents approximately Less than 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VII Management, as the general partner of Sequoia Capital U.S. Growth Fund VII and Sequoia Capital U.S. Growth Fund VII, may be deemed to beneficially own an aggregate of 1,939,711 shares of Class A Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III MGMT, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 351,374 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT and SC US/E Expansion Fund I MGMT, may be deemed to beneficially own an aggregate of 41,910,868 shares of Class A Common Stock, which represents approximately 15.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT and SC US/E Expansion Fund I MGMT. As such, DL and RB may be deemed to beneficially own an aggregate of 6,042,088 shares of Class A Common Stock, which represents approximately 2.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as described in Item 3 above and in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days. Annex A attached hereto sets forth the transactions in the Class A Common Stock that were effected during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are party to that certain Ninth Amended and Restated Investors’ Rights Agreement, dated February 26, 2021 (the “Investors’ Rights Agreement”), which provides certain holders of the Company’s capital stock with certain customary registration rights, including the right (subject to certain requirements and exceptions) to demand that the Company file a registration statement or request that the Reporting Persons shares be covered by a registration statement that the Company is otherwise filing. The registration rights will expire on September 21, 2028, or with respect to any particular stockholder, such time after the closing of the Company’s initial public offering that such stockholder can sell all of its shares entitled to registration rights without limitation during a three-month period without registration, but only to the extent such holder then holds less than 1% of the Company’s then-outstanding capital stock.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of February 27, 2024, by and among Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI, Sequoia Capital U.S. Growth Principals VI Fund, Sequoia Capital Global Growth Fund II, Sequoia Capital Global Growth II Principals Fund, Sequoia Capital U.S. Growth Fund VII, Sequoia Capital U.S. Growth VII Principals Fund, SC GGF III, SC US/E Expansion Fund I, SC US/E Expansion Fund I MGMT, SC US Venture Fund XIV, SC U.S. Venture Partners Fund XIV, SC U.S. Venture Fund XIV (Q), SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT, SC US (TTGP), DL and RB.

99.2	Ninth Amended and Restated Investors’ Rights Agreement by and among the Maplebear, Inc. and certain of its stockholders, dated February 26, 2021 (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-1 (File No. 333-274213) filed by the Company with the Securities and Exchange Commission on August 25, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2024

Sequoia Capital USV XIV Holdco, Ltd.

By:	Sequoia Capital U.S. Venture Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.
its Members

By:	SC U.S. Venture XIV Management, L.P.
the General Partner of each Member

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Fund VI, L.P.

By:	SC U.S. Growth VI Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Principals VI Fund, L.P.

By:	SC U.S. Growth VI Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund II, L.P.

By:	SC Global Growth II Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth II Principals Fund, L.P.

By:	SC Global Growth II Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Fund VII, L.P.

By:	SC U.S. Growth VII Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth VII Principals Fund, L.P.

By:	SC U.S. Growth VII Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III - Endurance Partners, L.P.

By:	Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P. its Manager

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital US/E Expansion Fund I, L.P.

By:	Sequoia Capital US/E Expansion Fund I, L.P. Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital US/E Expansion Fund I, L.P. Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Fund XIV, L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Partners Fund XIV, L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Venture XIV Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Growth VI Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC Global Growth II Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SCGGF III – U.S./India Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Growth VII Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P.

By:	Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Douglas Leone

By:	/s/ Douglas Leone
Douglas Leone

Roelof Botha

By:	/s/ Roelof Botha

Annex A

Transactions in Common Stock

(60-day period ended February 27, 2024)

Reporting Person	Trade Date	Amount	Trade Price		Buy/Sell	Execution Type
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/20/2024	727,605	$27.7385	(1)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/20/2024	309,078	$28.2831	(2)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/21/2024	537,815	$28.8215	(3)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/21/2024	7,414	$29.1445	(4)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/22/2024	235,148	$29.4644	(5)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/22/2024	203,213	$29.9496	(6)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/23/2024	127,658	$29.9343	(7)	Buy	Nasdaq
Sequoia Capital US/E Expansion Fund I Management, L.P.	2/26/2024	2,400	$29.9560	(8)	Buy	Nasdaq

(1)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $27.0100 to $28.0050. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(2)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $28.0100 to $28.9650. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(3)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $28.0900 to $29.0850. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(4)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $29.0900 to $29.2350. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(5)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $28.8900 to $29.8850. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(6)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $29.8900 to $29.9900. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(7)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $29.5800 to $30.0000 The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(8)

The price reported in column 4 is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $29.8400 to $30.0000. The Reporting Person undertakes to provide the issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.